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                 September 1, 2020

       Donna T. Lowery
       Chief Financial Officer
       The First Bancshares, Inc.
       6480 U.S. Highway 98 West
       Hattiesburg, MS 39402

                                                        Re: The First
Bancshares, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed August 26,
2020
                                                            File No. 333-248425

       Dear Ms. Lowery:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance